Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
     The following table sets forth the ratio of earnings to fixed charges for the periods indicated. The periods ending September 30, 2005 and December 31, 2004 are unaudited.

	Six months
	ended	Year ended				Year ended
	March 31,	September 30,				December 31,
	2009	2008(a)	2007(a)	2006(a)	2005	2004
Income (loss) before income taxes	$(1,037.7)	$73.7	$86.7	$13.1	$(0.5)	$(18.4)

Fixed charges:
Total interest including amortization of debt discount and issue costs and amounts capitalized	35.0	77.5	90.8	123.7	21.5	19.4
Estimated interest within rent expense	2.0	4.1	3.0	3.3	—	—

Total fixed charges	$37.0	$81.6	$93.8	$127.0	$21.5	$19.4

Earnings (b)	$(1,000.7)	$155.3	$180.5	$140.1	$21.0	$1.0

Ratio of earnings to fixed charges (c)	—	1.9	1.9	1.1	—	—

(a)	Data for the years ended September 30, 2008, 2007, and 2006 include results from a predecessor company, which was acquired on October 3, 2005.

(b)	For these ratios, “earnings” represents income (loss) before income taxes plus fixed charges.

(c)	Due to losses during the six months ended March 31, 2009, the year ended September 30, 2005, and the year ended December 31, 2004 the ratio of earnings to fixed charges for those periods was less than 1.0. The deficiency of earnings to total fixed charges was $1,037.7 million, $0.5 million and $18.4 million, respectively, for those periods.